PHILLIPS NIZER LLP
666 Fifth Avenue
New York, NY 10103
Tel: 212-977-9700
Fax: 212-262-5152

 November 20, 2013

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Maryse Mills-Apteng
Special counsel

Re:          B.O.S. Better Online Solutions Ltd.
Amendment No. 1 to Registration Statement on Form F-3
File No. 333-191117
Filed October 17, 2013

Ladies and Gentlemen:

On behalf of B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Company”), and further to our response letter dated November 19, 2013, we set forth below an additional Company’s response to the Staff’s comment letter dated November 8, 2013 with respect to the Company’s Registration Statement on Form F-3.  The Staff’s comment has been reproduced (in bold) below and is immediately followed by the Company’s response thereto.

Amendment No. 1 to Registration Statement on Form F-3, File No. 333-191117

Selling Shareholders, page 18

2.
We note your responses to prior comments 9 and 10 regarding Cukierman & Co. Investment House Ltd. and its affiliate Catalyst Private Equity Partners (Israel) II L.P. Please tell us the basis for your belief that Cukierman & Co. Investment House is not a broker-dealer. In this regard, we note that Cukierman is described on its website as “the leading Israeli investment house, providing a full array of services including M&A, Public Offerings, Consulting and Family Office Services to Israeli and European companies”.

 The Company has advised us that Cukierman & Co. Investment House Ltd. (“CIH”) is not registered as a broker-dealer in the United States or in Israel.

CIH was founded in 1993.  It is an Israeli-based European focused boutique firm that offers financial and other business advisory services to its clients. CIH does not conduct any activities in the United States. We have been advised that CIH does not buy or sell securities on behalf of its clients nor does it hold any clients’ funds. In addition, CIH does not participate in the public distribution of securities, although it has occasionally served as a finder or placement agent in connection with the private sale of securities.  Furthermore, we have been advised by the Company’s Israeli counsel that under Israeli Law, CIH is not required to be registered as either an underwriter or a distributor, which would be the Israeli equivalent of a broker-dealer.

The reference to public offerings on CIH’s website was intended as a reference to CIH’s ability to advise clients on the merits of an IPO versus other forms of financings or exit alternatives.  CIH does not participate in the distribution of securities in connection with initial public offerings or other public offerings of securities.

The shares that are being registered for sale by CIH were not purchased by CIH in connection with an offering of shares by BOS.  Instead such shares were issued to CIH as compensation for business development services and merger and acquisition services.

In light of the fact that CIH is not registered as a broker-dealer in the United States or Israel and does not engage in the distribution of securities as an underwriter or broker-dealer, we respectfully request that CIH be permitted to offer and sell the 6,501 shares being registered for sale by it as a secondary rather than a primary offering.

On behalf of the Company, we acknowledge that:

a.	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.
the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.
the company may not assert staff comments and the declarations of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Very truly yours, /s/ Brian Brodrick Brian Brodrick